SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 30042; 812-13627

Praxis Mutual Funds and Everence Community Investments, Inc.; Notice of Application

April 23, 2012

Agency:    Securities and Exchange Commission (the "Commission").

Action:    Notice of an application to amend a prior order pursuant to: (i) sections 6(c) and 17(b) of the Investment Company Act of 1940 ("Act") granting an exemption from section 17(a) of the Act and (ii) section 17(d) of the Act and rule 17d-1 under the Act to permit certain transactions.

Applicants:   Praxis Mutual Funds ("Trust") and Everence Community Investments, Inc. ("ECI").

Summary of Application:   Applicants request an order ("Requested Order") to amend a prior order permitting the Trust and its series to invest in certain securities issued by ECI ("Prior Order").[1]  Applicants seek to amend the Prior Order to permit the Trust to continue to invest in securities issued by ECI following the implementation of certain changes in ECI's community development investment program.

Filing Dates:   The application was filed on January 27, 2009 and amended on June 29, 2009, September 14, 2010, August 5, 2011, March 19, 2012, and April 20, 2012.

Hearing or Notification of Hearing:   An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30

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[1] MMA Praxis Mutual Funds, et al., Investment Company Act Release Nos. 25263 (Nov. 14, 2001) (notice) and 25315 (Dec. 11, 2001) (order).

pm on May 18, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Praxis Mutual Funds, 3435 Stelzer Road, Columbus, Ohio 43219 and Everence Community Investments, Inc., 1110 North Main Street, Goshen, Indiana 46528.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

      1.     The Trust is registered under the Act as an open-end management investment company. The Trust currently consists of several separate investment portfolios and may organize additional investment portfolios in the future ("Praxis Funds"). Everence Capital Management, Inc. ("Everence Capital"), an investment adviser registered under the Investment Advisers Act of 1940, serves as the investment

adviser to the Trust.[2]   ECI is a not-for-profit corporation that is exempt from registration

as an investment company under section 3(c)(10)(A) of the Act.  Everence Capital and

ECI are operated under the auspices of MMA Stewardship Agency, the financial services

arm of the Mennonite Church.

2.      In carrying out its investment program, each of the Praxis Funds seeks to

promote human well-being, peace and justice by using the tools of socially responsible

investing.  As part of this commitment, and consistent with more specific investment

criteria set forth in the prospectus relating to each of the Praxis Funds, the Trust's board

of trustees (the "Praxis Board") has authorized each of the Praxis Funds to invest a

limited portion of its assets in securities that offer a rate of return below the then

prevailing market rate but present attractive opportunities for furthering social and

economic well-being of disadvantaged individuals and their communities.

3.      The Prior Order permits the Praxis Funds to invest a limited portion of

their assets in variable rate notes issued in connection with ECI's community

development investment program (the "Program"), which is designed to seek out and

channel resources to experienced domestic and international community development

organizations (each, a "Participating Borrower").[3]   Such variable rate notes, when issued

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[2] Applicants also request relief with respect to future portfolios of the Trust and any other registered investment companies that, in the future, are advised by Everence Capital or entities controlling, controlled by or under common control with Everence Capital.  All existing investment companies that currently intend to rely on the Requested Order have been named as applicants, and any other existing or future investment companies that subsequently rely on the Requested Order will do so only in accordance with the terms and conditions set forth in the application.  Applicants represent that, except as requested or expressly updated in the application, the representations set forth in the application relating to, and the terms and provisions of, the Prior Order remain unchanged.

[3] ECI states that it seeks additional funding from institutional investors, as well as charitable foundations and other sources.  Possible arrangements include "loan loss reserves" or a "first loss" program funded by investors (including charitable foundations or other organizations) (each, a "Sustaining Investor") willing to subordinate their interests in the Existing Pools (as defined below) or to invest on terms that are less

by an ECI Pool (as defined below) and made available to the Praxis Funds, are referred to as "Program Notes."[4]  Holders of Program Notes issued by an ECI Pool are referred to as "Noteholders."  Participating Borrowers, in turn, re-lend money to individuals or specific projects in local communities.

4.      In accordance with the Prior Order, each of the Praxis Funds has acquired Program Notes ("Original Notes") issued by two investment pools ("Existing Pools") organized and currently maintained by ECI.[5]  The "below market pool" issued notes with maturities of between one and five years and anticipated average returns of 60% of the rate then available on U.S. Treasury instruments of similar maturities ("Treasury Rate"). The "near market pool" issued notes with maturities ranging between three and five years and expected average returns of 90% of the Treasury Rate.  Interest rates payable on the notes are adjusted semi-annually to reflect changes in the Treasury Rate.

5.      Until 2004, payments received from Participating Borrowers were fully adequate to meet ECI's obligations to the holders of Original Notes (including the Trust) and to continue to fund further loans to the community of high social impact organizations ECI seeks to serve.  In 2004, however, prevailing interest rates increased. This resulted in an increase in the interest payments required to be made to Noteholders

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advantageous than those available to the Praxis Funds or other investors. The Trust will not be permitted to become a Sustaining Investor.

[4] Program Notes include New Notes (as defined below).

[5] ECI may establish similar pools in the future ("Future Pools" and, together with Existing Pools, "ECI Pools") and may make notes issued by such Future Pools available to the Praxis Funds. Except for maturities and returns, any Future Pool, interests in which are made available to the Praxis Funds, would have the same characteristics as the Existing Pools and notes issued by such Future Pools would have the same characteristics as the notes then issued by the Existing Pools. To the extent that notes issued by Future Pools are made available to any Praxis Fund, applicants request that relief granted pursuant to the application with respect to investments in the Existing Pools also apply with respect to investments in Future Pools.

and a "mismatch" between the payments ECI was receiving from Participating Borrowers and the payments to which Noteholders were entitled.  During the "mismatch" period, ECI continued to honor outstanding notes in accordance with their terms.  To avoid jeopardizing the overall Program, however, the Existing Pools effectively ceased issuing notes.  Applicants state that ECI determined that certain changes in the Program would be appropriate, including making available to the Praxis Funds notes that include terms that differ from those of the Original Notes ("New Notes").  The increased flexibility of the New Notes is intended to reduce the potential for any such "mismatch" in the future.

6.　　　Applicants propose the following changes in the Program:

(a)　　　Applicants state that New Notes will be subject to a change in the manner in which applicable interest rates are computed.  Applicants represent that the interest rate paid on the New Notes will be set with reference to the average Treasury Rate over the preceding three year period ("Average Treasury Rate") rather than the Treasury Rate in effect as of the date on which the interest rate is set or reset.  Applicants further represent that the applicable rate for the near market pool will be reduced from 90% of the Treasury Rate to not less than 80% of the Average Treasury Rate, and the applicable rate for the below market pool will be reduced from 60% of the Treasury Rate to 50% of the Average Treasury Rate.  Applicants also state that New Notes may be subject to the implementation of an interest rate floor and cap.  ECI expects that the proposed cap will be 3% for the below market pool and 4.5% for the near market pool, with a recommended floor of between 1% and 1.5% for both pools.  Applicants represent that further changes in the future with respect to computation of interest rates and such floors/caps will be subject to specified notice rights and the right to tender notes back to the issuer at face value (including accrued interest) without penalty.

       (b)      Applicants acknowledge that each Praxis Fund might be deemed to be participating in a joint transaction with Everence-related Organizations (as defined below) other than ECI ("Co-investors") through its investment in Program Notes. Therefore, applicants seek to clarify that the Co-investors may make loans to Participating Borrowers or purchase Program Notes, provided that any loans made to Participating Borrowers by Co-investors do not disadvantage the Praxis Funds and the terms of the Program Notes acquired by the Praxis Funds are not less advantageous than the terms of the Program Notes acquired by any Co-investor.

       (c)      Applicants seek to clarify that ECI may participate in certain resource sharing arrangements ("Resource Sharing Arrangements") established by ECI and several other organizations operated under the auspices of MMA Stewardship Agency ("Everence-related Organizations"),[6] provided that such participation does not affect the value of, or interest paid under the terms of, any Program Notes issued in reliance on the Requested Order.[7]

       7.      Applicants seek to amend the Prior Order to permit the Praxis Funds to continue to invest in Program Notes following the implementation of these changes in the Program.

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[6] Neither the Trust, nor the Praxis Funds, which are operated under the supervision of the Praxis Board, are considered Everence-related Organizations for purposes of the application.

[7] The various Everence-related Organizations, including ECI, use arrangements similar to the type of "intercompany expense arrangements" often used by corporations and their subsidiary companies. Expenses that are appropriate for inclusion in such intercompany expense accounting arrangements are expenses that are related to the proper share of, for example, salaries and related employee expenses, office space, equipment, and ordinary office services, such as telephones and utilities. The Resource Sharing Arrangements have been reviewed and approved by the ECI's board of directors.

Applicants' Legal Analysis

Applicants state that, because both Everence Capital and ECI are operated under the auspices of MMA Stewardship Agency, they may be considered to be affiliated persons within the meaning of the Act, and ECI could be deemed an affiliated person of an affiliated person of the Trust, for purposes of section 17 of the Act. Applicants submit that amending the Prior Order as requested would be consistent with the standards of sections 6(c), 17(b), and 17(d) of the Act and rule 17d-1 under the Act.

Applicants' Conditions

Applicants agree that the Requested Order will be subject to the following conditions:

1. The Praxis Board will be responsible for reviewing the Program not less frequently than annually. The Praxis Funds may continue to participate in the Program through investment in Program Notes only if, at the time of such review, the Praxis Board concludes that (i) continued participation in the Program by the Praxis Funds remains consistent with the investment objectives and policies of each Praxis Fund; (ii) such participation is not on a basis that is less advantageous than that of other Noteholders of the same class including Co-investors; (iii) loans, if any, made to Participating Borrowers by Co-investors do not disadvantage the Praxis Funds; and (iv) the terms of Program Notes acquired by the Praxis Funds are not less advantageous than the terms of Program Notes acquired by any Co-investor.

2. Each of the Praxis Funds may commit no more than 3% of its total assets to community development investments (including the acquisition of Program Notes), provided that the Praxis Funds will not be permitted to acquire Program Notes to an

extent greater than that which is permitted under the terms of their prospectus and limits approved by those members of the Praxis Board who are not "interested persons" as defined by section 2(a)(19) of the Act.

3.      Neither Everence Capital or any other Everence-related Organization will receive any compensation for Praxis Funds' investment in Program Notes or for services provided to ECI in connection with the Praxis Funds' investment in Program Notes, provided that: (i) the market value of Program Notes in which the Praxis Funds may, from time to time, invest will be included in the calculation of any investment advisory fee payable by any Praxis Fund to any Everence-related Organization pursuant to the terms of an investment advisory contract that satisfies the requirements of section 15(a) of the Act and subject to section 36 of the Act, where such fee is calculated based on a percentage of the average daily net assets of any such Praxis Fund; and (ii) ECI may participate in the Resource Sharing Arrangements, provided that ECI's participation in the Resource Sharing Arrangements does not affect the value of, or interest paid under the terms of, any variable rate note issued in reliance on the Requested Order.

4.      All Noteholders will participate in the income (losses) generated by the assets underlying Program Notes in proportion to their respective investments provided that a Sustaining Investor may agree to absorb more than its proportionate share of any losses and further provided that the Praxis Funds will not be permitted to become Sustaining Investors.

5.      With respect to New Notes issued by either the near market pool or below market pool, ECI may adjust: (i) the percentage of the Average Treasury Rate with reference to which the applicable interest rate is computed and/or (ii) the applicable

interest rate floor and cap no more than once each year as described in the application, provided that: (a) ECI notifies the holders of any New Notes affected by such change at least 30 days in advance of such change; and (b) each such holder is subsequently entitled to tender the New Notes to which the change is to be applied to ECI at face value (including accrued interest) without penalty or discount.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary